Exhibit 99.1

Aurora Cannabis Provides Business Update and Announces Date of Third Quarter Fiscal Year 2024 Investor Conference Call

NASDAQ | TSX: ACB

  Re-affirms expectation of positive annual Adjusted EBITDA1 for fiscal 2024 and Positive Free Cash Flow1 generation in calendar 2024
  Announces Intention to Consolidate Common Shares
  Q3 2024 Investor Conference call scheduled for February 8, 2024 at 8:00 a.m. Eastern Time

EDMONTON, AB, Jan. 31, 2024 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NASDAQ: ACB) (TSX: ACB), the Canadian-based leading global medical cannabis company, provided key business updates today and confirmed that it will release financial results and host an investor conference call for its third quarter of fiscal 2024 ended December 31, 2023, on February 8, 2024.

Fiscal 2024 Update:

  Adjusted EBITDA1 is expected to be positive on an annual basis in fiscal 2024.
  Management continues to expect that the Company will generate positive free cash flow1 in calendar 2024.

Share Consolidation

Aurora also today announced that its Board of Directors has approved, subject to required regulatory and stock exchange approvals, a plan to consolidate all of its outstanding Common Shares on the basis of 1 Common Share for every 10 Common Shares currently outstanding (the "Share Consolidation"), with such Share Consolidation to be effective on or about February 20, 2024. The Company expects the Share Consolidation to restore compliance with Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Requirement") and to ensure the Company continues to have access to a wide range of institutional investors. Further details regarding the Share Consolidation can be found below under the heading "Information Regarding the Share Consolidation Plan".

"We will continue to exercise financial discipline, and do not see this share consolidation as a distraction from our target of delivering positive free cash flow1 this calendar year," said Miguel Martin, Chief Executive Officer of Aurora. "Aurora is taking the required steps to comply with Nasdaq's listing rules so that we can maintain the financial flexibility needed to continue our pursuit of profitable international growth," added Mr. Martin.

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[1] This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures.

Third Quarter Fiscal Year Investor Conference Call

Aurora has scheduled a conference call to discuss the results for its third quarter of fiscal year 2024 on Thursday, February 8, 2024, at 8:00 a.m. Eastern Time/ 6:00 a.m. Mountain Time. Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the call, as well as a question and answer period. The Company will report its financial results before markets open on Thursday, February 8, 2024.

Conference Call Details

DATE:	Thursday, February 8, 2024
TIME:	8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time
WEBCAST:	Click Here

This weblink has also been posted to the Company's "Investor Info" link at https://www.auroramj.com/investors/ under "Events".

Information Regarding the Share Consolidation Plan

As discussed above, the Company's Board of Directors has approved a consolidation of the Company's Common Shares on a 10 to 1 basis. The Share Consolidation will be effective on or about February 20, 2024, ("the Effective Date"), and the Company expects to begin trading on the Nasdaq Capital Market (the "Nasdaq") and the Toronto Stock Exchange (the "TSX") on a post-Consolidation basis on such Effective Date. The Share Consolidation is subject to the approval of the TSX, and the determination as to whether the Minimum Bid Price Requirement is satisfied is subject to the approval of the Nasdaq.

The Company currently has 475,903,822 Common Shares outstanding and, assuming no additional Common Shares are issued prior to the Share Consolidation, the Share Consolidation will reduce the issued and outstanding Common Shares to approximately 47,590,382 Common Shares. Upon completion of the Share Consolidation, the Company's Common Shares will continue to trade on the Nasdaq and the TSX under the symbol "ACB".

The Company will not be issuing fractional post-Consolidation Common Shares in connection with the Share Consolidation. Where the Share Consolidation would otherwise result in a shareholder being entitled to a fractional Common Share, the number of post-Consolidation Common Shares issued to such holder of Common Shares shall be rounded up or down to the nearest whole number of Common Shares.

A letter of transmittal (a "Letter of Transmittal") with respect to the Share Consolidation will be mailed to registered shareholders of the Company. All registered shareholders with physical certificates will be required to send their certificates representing pre-Consolidation Common Shares along with a completed Letter of Transmittal to the Company's transfer agent, Computershare Trust Company of Canada ("Computershare"), in accordance with the instructions provided in the Letter of Transmittal. Additional copies of the Letter of Transmittal can be obtained through Computershare. All shareholders who submit a duly completed Letter of Transmittal along with their pre-Consolidation Common Share certificate(s) to Computershare will receive a post-Consolidation Common Share certificate. Shareholders who hold their Common Shares through a broker or other intermediary and do not have Common Shares registered in their name will not need to complete a Letter of Transmittal.

The exercise or conversion price and the number of Common Shares issuable under any of the Company's outstanding warrants, convertible notes, stock options and any other securities convertible in Common Shares will be proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn

Aurora's common shares trade on the Nasdaq and TSX under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's expectations for the achievement of positive annual Adjusted EBITDA in Fiscal 2024 and Positive Free Cash Flow generation in calendar year 2024, the Company's intention to consolidate its Common shares to regain compliance with Nasdaq listing standards, which includes all statements under the heading "Information Regarding the Share Consolidation Plan", the Company's continued focus on financial flexibility and discipline to pursue profitable international growth, and the timing for the release of the Company's FY24 Q3 financial statements and investor conference call.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties, and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, that the potential benefits of the Share Consolidation, including the satisfaction of the Minimum Bid Price Requirement of the Nasdaq, will not be achieved, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 14, 2023 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties, and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 31-JAN-24